FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 2, 2003

PETROBRAS ENERGIA PARTICIPACIONES S.A.
(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)
(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22
(1084) Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82   N/A

OIL & GAS PRODUCTION – AUGUST 2003

Buenos Aires, September 29, 2003 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), announces Petrobras Energía S.A.´s oil and gas average production for August 2003

Oil & Gas Production (*)
(thousands of boe / day)

	Aug- 03
- Oil Argentina	**57.2**
- Oil Venezuela	**42.5**
- Oil Perú	**11.7**
- Oil Bolivia	**1.5**
- Oil Ecuador	**4.6**
Total Oil Production	**117.5**
- Gas Argentina	**38.4**
- Gas Venezuela	**3.7**
- Gas Perú	**1.5**
- Gas Bolivia	**6.1**
Total Gas Production	**49.7**
Total Oil & Gas Production	**167.2**

(*) Includes consolidated & nonconsolidated operations